SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 535th MEETING OF THE BOARD OF DIRECTORS
HELD ON NOVEMBER 6, 2007

On November 6, 2007, at 2:00 p.m., at the Company’s offices located at Avenida das Nações Unidas, 4.777, in the City of São Paulo, State of São Paulo, CEP 05.477 -000, the five hundred and thirty-fifth (535th) Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. The Board Members Alvaro Fernandes da Cunha Filho, Luiz Fernando Cirne Lima and Patrick Horbach Fairon, as well as the respective alternates, did not attend the Meeting, and were represented, respectively, by Messrs. Alvaro Pereira Novis, Ruy Lemos Sampaio and Edmundo José Correia Aires, according to the representation letters previously submitted in compliance with the procedure set out in the Bylaws of the Company. The representative of the Company’s Fiscal Board Mr. Ismael Abreu, the Chief Executive Officer José Carlos Grubisich, Officers Carlos Fadigas and Mauricio Ferro, Mr. Nelson Raso and Ms. Ana Patrícia Soares Nogueira were also present at the Meeting. The Chairman of the Board of Directors, Pedro Augusto Ribeiro Novis, presided the meeting and Ms. Ana Patrícia Soares Nogueira acted as secretary. AGENDA: I) Subject for Deliberation: The following deliberations were unanimously taken: 1) PROPOSALS FOR DELIBERATION (“PD”) – after the due analysis of the respective terms and related documentation, the following Proposals for Deliberation were approved, copies of which were previously forwarded to the Board Members for cognizance and will remain filed at the Company’s headquarters: a) PD.CA/BAK-22/2007 – Chemical III – Credit Rights Investment Fund, in order to authorize the Board of Executive Officers to perform all the acts required to implement the Receivables Fund, pursuant to the terms and conditions described in the respective PD; b) PD.CA/BAK-23/2007 – Credit Facility by the National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES) (“BNDES”) and Mortgage Guarantee, to authorize the Board of Executive Officers (i) to enter into the BNDES Credit Facility, pursuant to the terms and conditions described in the respective PD; (ii) to perform all the acts necessary to establish a mortgage guarantee in favor of BNDES, according to the characteristics also described in such PD; and (iii) to enter into all documents and agreements required for implementation of the transaction under this deliberation. II) Subjects for Acknowledgment: The respective Officers and/or the parties responsible for the matters set out in this item of the agenda made the presentations and have provided the clarifications, namely: 1) the Company’s Results for the 3rd quarter of 2007; 2) Update on the Financial Transactions; 3) Contribution of the Company’s ownership interest in CPP – Companhia Petroquímica Paulista to pay up the corporate capital subscribed by the Company in Petroquímica Paulínia S.A.; and 4) Updating on the Venezuela Project. III) Subjects of Interest of the Company: Updating on the restructuring process of Petroquímica (Sudeste e Integração Sul). IV) Adjournment- As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo/SP, November 06, 2007. [Signatures: Pedro Augusto Ribeiro Novis – Chairman; Ana Patrícia Soares Nogueira – Secretary; Alvaro Fernandes da Cunha Filho – Vice Chairman (by Alvaro Pereira Novis); Alvaro Pereira Novis; Antonio Britto Filho; Francisco Teixeira de Sá; José de Freitas Mascarenhas; José Lima de Andrade Neto; José Mauro Mettrau C. da Cunha; Luiz Fernando Cirne Lima (by Ruy Lemos Sampaio); Newton Sergio de Souza; Patrick Horbach Fairon (by Edmundo José Correia Aires)].

The above matches the original recorded on its own.

Ana Patrícia Soares Nogueira
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3632.5102 Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476 Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3342.3088 - Fax (71) 3342.3698 São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3443-9999 – Fax (11) 3023-0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 07, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.